UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 333-229116

Leaping Group Co., Ltd.

2010 Huaruntiexi Center

Tiexi District, Shenyang, Liaoning Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to a Material Definitive Agreement

On December 10, 2018, Leaping Group Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), through its affiliate, Leaping Media Group Co., Ltd., a limited liability company organized under the laws of China (“Leaping Media”), entered into an Amended and Restated Consulting Agreement (the “Agreement”) with Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a limited liability company organized under the laws of China (formerly known as Asia Times (Shenzhen) International Financial Services Co., Ltd., the “Consultant”), with respect to the proposed initial public offering of the Company (the “IPO”). The Agreement was filed as Exhibit 4.24 of the Form 20-F of the Company, which was initially filed with the Securities and Exchange Commission on October 31, 2019.

On December 3, 2019, the Company, through Leaping Media, entered into a First Amendment to Amended and Restated Consulting Agreement (the “Amendment”) with the Consultant to adjust the compensation of the Consultant. Pursuant to the Amendment, Leaping Media agreed to pay the Consultant the unpaid remaining balance of the consulting fee related to the IPO, in the amount of US$1,435,000 (the “Balance”), in the following manner: (i) US$200,000 will be paid in cash upon the closing of the IPO; (ii) US$1,235,000 will be converted at the IPO price into newly issued ordinary shares of the Company upon the closing of the IPO; and (iii) notwithstanding (i) and (ii), if the IPO does not close by December 31, 2021, the Balance will be paid in cash to the Consultant and become due on January 1, 2022, unless otherwise agreed upon by Leaping Media and the Consultant.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leaping Group Co., Ltd.

Date: December 3, 2019	By:	/s/ Tao Jiang
	Name:	Tao Jiang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	First Amendment to Amended and Restated Consulting Agreement dated December 3, 2019, by and between Leaping Media Group Co., Ltd. and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd.